NEW YORK

212-530-5000

FAX: 212-530-5219

WASHINGTON, D.C.

202-835-7500

FAX: 202-835-7586

LONDON

44-20-7615-3000

FAX: 44-20-7615-3100

FRANKFURT

49-(0)69-71914-3400

FAX: 49-(0)69-71914-3500

MUNICH

49-89-25559-3600

FAX: 49-89-25559-3700

MILBANK, TWEED, HADLEY & McCLOY LLP

1 CHASE MANHATTAN PLAZA

NEW YORK, NY 10005-1413

______________

DAVID E. ZELTNER

PARTNER

DIRECT DIAL NUMBER

212-530-5003

Fax: 212-822-5003

E-MAIL: dzeltner@milbank.com

October 25, 2011

BEIJING

(8610) 5969-2700

FAX: (8610) 5969-2707

HONG KONG

852-2971-4888

FAX: 852-2840-0792

SINGAPORE

65-6428-2400

FAX: 65-6428-2500

TOKYO

81-5410-2801

FAX: 81-5410-2891

SÃO PAULO

55-11-3927-7700

FAX: 55-11-3927-7777

Via EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention: Larry Spirgel,

        Assistant Director

Re:	Comverse Technology, Inc.
Form 10-K for the Fiscal Year Ended January 31, 2011
Filed May 31, 2011
(SEC File No. 000-15502)

Dear Mr. Spirgel,

This letter is written on behalf of our client, Comverse Technology, Inc. (the “Company”), in response to a comment letter to the Company, dated October 20, 2011 (the “Comment Letter”), from the Staff of the Securities and Exchange Commission (the “Commission”) relating to the Form 10-K for the fiscal year ended January 31, 2011, filed by the Company with the Commission on May 31, 2011 (the “Form 10-K”). For ease of reference, the comment is printed below in bold face and is followed by the Company’s response.

Controls and Procedures, page 118

1.	We note your response to comment three from our letter dated October 4, 2011. Please disclose management’s assessment of when the

Securities and Exchange Commission

October 25, 2011

deficiencies in your disclosure controls and procedures and internal control over financial reporting will be corrected in your forthcoming Form 10-Q for the fiscal quarter ended October 31, 2011.

The Company confirms that it will comply with the Staff’s comment by providing the requested disclosure in its forthcoming Form 10-Q for the fiscal quarter ending October 31, 2011.

*     *     *

Please do not hesitate to contact the undersigned at (212) 530-5003 if you have any questions or further comments regarding, or wish to discuss, any of the matters addressed in this letter.

Sincerely,

/s/ David E. Zeltner

cc:	Celeste M. Murphy, Legal Branch Chief
Jessica Plowgian, Attorney-Advisor
Joel E. Legon, Senior Vice President and Interim Chief Financial Officer of Comverse Technology, Inc.
Shefali A. Shah, Senior Vice President, General Counsel and Corporate Secretary of Comverse Technology, Inc.